United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Signature Page

CVRD’s subsidiary CVRD Inco announces new senior management appointments
Rio de Janeiro, January 30, 2007 — Companhia Vale do Rio Doce (CVRD) announces that CVRD Inco’s Board of Directors appointed a new senior management team.
Murilo Ferreira was appointed President and Chief Executive Officer of CVRD Inco, replacing Scott Hand, who is retiring. Murilo remains as a member of the CVRD Executive committee and will be responsible for the nickel business as well as for marketing and sales of copper and aluminum products.
Leonardo Moretzsohn, formerly Director of the Department of Internal Controls of CVRD, is the new Executive Vice-President and Chief Financial Officer. Leonardo is replacing Bob Davies, who is leaving the company.
Scott McDonald will replace Mark Daniel, who is retiring, as Executive Vice-President, Human Resources.
Mark Cutifani, Peter Goudie, and Simon Fish will retain their current positions as Executive Vice-President and Chief Operating Officer, Executive Vice-President Marketing & Sales, and Executive Vice-President and General Counsel respectively.
Phil du Toit, who was recently appointed Executive Vice-President, Goro Nickel Project, will join the Management Committee.
Roger Agnelli, CVRD Chief Executive, commented: “This executive team brings a wealthy experience and knowledge of the metals and mining business acquired at CVRD and the former Inco operations. We look forward to the significant contribution each will make to our company. Murilo Ferreira is a person in whom we have the utmost confidence to lead the development of our newest growth platform”.
“Our integration teams did a superb job at integrating the two businesses. CVRD emerges from the acquisition of Inco as the second largest mining company in the world and we will continue our quest for value creation”.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2007	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations